This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
AN OPERATIONS UPDATE

AIM & TSX: “TGL” & NASDAQ: “TGA”
Calgary, Alberta, April 24, 2019 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces a Q1 operations update. All dollar values are expressed in US dollars unless otherwise stated.
UPDATES

•	Production averaged ~15.9 MBoepd in Q1 2019 (January ~15.8 MBoepd, February ~15.0 MBoepd and March ~16.9 MBoepd) versus 15.3 MBoepd in Q4 2018;

•	Drilled 2 oil wells (M 10, NWG 38A8) and re-entered/deepened 2 water disposal wells (K 8 & K 10) during the quarter;

•	Drilled a new pool oil well (HW 2X) in West Bakr with an estimated 113 feet of net oil pay subsequent to the quarter;

•	Submitted South Ghazalat 6X development lease to EGPC for approval;

•	Equipped and tied in six Cardium oil wells (2018 program) in the Harmattan area, Canada during January;

•	Net proceeds of ~$25 million received in April for a cargo lifted in mid-March;
PRODUCTION
Production Summary:

(MBoepd)	January 2019	February 2019	March 2019	Average
Egypt	13.0	13.2	14.6	13.6
Canada	2.8	1.7	2.3	2.3
Total	15.8	15.0	16.9	15.9

Corporate production increased during the first quarter due to drilling and well optimization results in Egypt and new wells in Canada, which was partially offset by reduced ethane production in Canada.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT
Eastern Desert

During the quarter:

•	Drilled and completed the M-10 replacement well (M-10 Twin) as an Asl A oil producer which was placed on production in February and is currently producing ~400 Bopd.

•	Drilled the NWG 38A-8 well to a total depth of 5,350 feet and cased as a potential Red Bed oil well/water injector. NWG 38A-8 was targeting the southern area of the NWG 38A Red Bed pool to provide water injection/reservoir pressure support for the 38A pool. The well was completed and placed on production at an initial average rate of 45 Bopd and 100 Bpd of water, confirming the well had intersected the oil water contact for the pool. Based on early production results, the well will be converted to water injection during Q2 to initiate water injection and pressure support for the NWG 38A pool.

•	Re-entered/deepened two suspended oil wells and converted them to water disposal wells (K-8 WDW and K-10 WDW).

Subsequent to the quarter:

•
Drilled a discovery oil well in H Block. The HW-2X exploration well was drilled to a total depth of 1,654 meters (5,425 feet) and cased as a Yusr oil well. Based on open-hole logs and wireline samples, the well encountered an internally estimated 34.5 meters (113 feet) of net oil pay in the Yusr formation. The HW 2X well is scheduled for completion this month and expected to be on production in early May. Following HW-2X, the drilling rig is scheduled to drill two development wells at (H-30 and K-63) and one exploration well (NWG 38 D-1).

Western Desert

Based on the previously announced (11/19/18) well test results* from SGZ-6X (3,840 Bopd of light oil), the Company filed a South Ghazalat development lease application with EGPC in late February.
Subject to final approvals by EGPC, the Ministry and necessary regulatory approvals, the Company is targeting first production prior to year end. Concurrent to the construction of an early production facility and equipping SGZ 6X for production, the Company has submitted permits to drill an appraisal well in the SGZ 6X pool during the second half of 2019 and initiated a project to merge and reprocess two existing 3D seismic surveys over the proposed development lease area. In addition to the planned appraisal well, the Company is committed to drill a minimum of one additional exploration well.

*The SGZ-6X tested a combined 3,840 barrels per day of light oil from the upper and lower Bahariya. The lower Bahariya formation flowed naturally at an average rate of 2,437 barrels per day of light (38 API) oil, 21 barrels per day of water and 1.4 million cubic feet of natural gas per day on a 40/64 inch choke from a 42 foot perforated interval. A total of 918 barrels of oil and 7 barrels of water were produced during the 10 hour test. The upper Bahariya formation flowed at an average rate of 1,403 barrels per day of light (35 API) oil, 210 barrels per day of water and 1.0 million cubic feet of natural gas per day on a 64/64 inch choke from a 23 foot perforated interval. A total of 456 barrels of oil and 65 barrels of water were produced during the 8 hour test. Although encouraging, test rates are not necessarily indicative of long-term performance or ultimate recovery.

The Company continued South Alamein extension discussions with EGPC during the first quarter and resubmitted a request for military access to drill the SA 24X Jurassic exploration prospect, which was rejected by the military in April. Based on the 2017 well results in the Boraq area, the limited commerciality of the original Boraq 2 discovery (2009) and continued access restrictions in the eastern area of the concession, the Company is exploring a variety of extension options with EGPC, which include partial, or possibly complete, relinquishment of the concession.

Canada
In early January, the Company completed the equipping and tie-in of the six Cardium wells drilled and completed in the Harmattan area in late 2018. The wells were brought on production in a systematic manner in order to maximize ultimate recoveries, however this process was hampered somewhat by facility outages and extremely cold winter weather during the quarter.
The main gas processing plant (third party) for the Company’s gas production shut down their deep cut ethane extraction plant in January due to low ethane prices and pipeline egress issues in Alberta. It is expected that the ethane will remain in sales gas until the fourth quarter at a minimum, which will be sold with a higher energy content and is expected to be generally revenue neutral, due to the low prices for ethane. It is estimated that approximately 250 boepd of ethane is now sold as natural gas.

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.
Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; expectations regarding its acquisition efforts; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Darrin Drall, P.Eng., - Manager Engineering for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Drall obtained a Bachelor of Science Degree in Engineering from the University of Manitoba. He is a Registered Professional Engineer in the province of Alberta (Association of Professional Engineers and Geoscientists of Alberta) and in the province of Saskatchewan (Association of Professional Engineers and Geoscientists of Saskatchewan) and has over 30 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:
Bopd    barrels of oil per day
MBopd    thousand barrels of oil per day
Boepd    barrels of oil equivalent per day
MBoepd    thousand barrels of oil equivalent per day
MBbl    thousand barrels

For further information, please contact: Investor Relations Telephone: +1 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com

TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	44 0 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

GMP First Energy (Joint Broker)	44 0 20 7448 0200
Jonathan Wright

FTI Consulting (Financial PR)	44 0 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan